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                              September 8, 2022

       Donald E. Brown
       Chief Financial Officer
       NiSource Inc.
       801 East 86th Avenue
       Merrillville, IN 46410

                                                        Re: NiSource Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 30, 2022
                                                            File No. 001-16189

       Dear Mr. Brown:

              We have reviewed your August 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2022 letter.

       Response dated August 30, 2022

       Risk Factors, page 14

   1. We note the revised disclosure provided as part of your response to prior comment 2.
                                                        Please further revise
your disclosure to clarify how your use of fossil fuels may affect opinions with respect
to your environmental practices (e.g., by increasing your cost of capital or limiting
your access to capital markets).
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       35

   2. From your response to prior comment 4, it appears that expenditures for projects that are considered
climate-related    are embedded in other disclosures regarding your capital
                                                        expenditures. Please
clarify for us how you considered providing disclosure that
 Donald E. Brown
NiSource Inc.
September 8, 2022
Page 2
      identifies capital expenditures for climate-related projects.
3. Your response to prior comment 5 states that you are not aware of any material specific indirect weather-related impacts on your suppliers. Please tell us how you considered providing disclosure regarding possible indirect financial and operational impacts to you from disruptions to the operations of your suppliers from severe weather. You may contact Michael Purcell at 202-551-5351 or Ethan Horowitz at
202-551-
3311 with any questions.



                                                             Sincerely,
FirstName LastNameDonald E. Brown
                                                             Division of
Corporation Finance
Comapany NameNiSource Inc.
                                                             Office of Energy &
Transportation
September 8, 2022 Page 2
cc:       Kim Loies
FirstName LastName